UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hong Qiao Road
Hongqiao Airport
Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date May 14, 2007	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 670)

Overseas Regulatory Announcement

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement is made by China Eastern Airlines Corporation Limited (the "Company") in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

The Company has noted the recent press coverage regarding the introduction of strategic investors by the Company being published in some media. The following statement is made at the request of the Shanghai Stock Exchange:

In order to extend opportunities for commercial collaboration and enhance the Company's competitiveness, the Company has been approached by and is negotiating for collaboration with a number of potential strategic investors, including the Singapore Airlines, with a view to introduce strategic investors at an appropriate time.

After consultation and advised by China Eastern Air Holding Company, the Company's controlling shareholder, in order to remove the restrictions imposed by laws and regulations and the state policies on the introduction of strategic investors, the Company's controlling shareholder has recently consulted the relevant authorities of the State-owned Assets Supervision and Administration Commission of the State Council in respect of the feasibility of introducing strategic investors. However, the details of the final decision as to the means and timing for the introduction of strategic investors, if any, and the principal terms and conditions of the possible transactions are yet to be determined, and so far no relevant agreement has been reached. Once the Company has identified or introduced a strategic investor and a formal agreement is reached and executed, the Company will strictly comply with the requirements of the relevant Listing Rules and make timely disclosure.

Shanghai Securities News and China Daily are the designated press for information disclosure by the Company in China and Hong Kong, respectively, and any information disclosed by the Company in the announcements published in the above designated press prevails. Investors are advised to be cautious and be aware of the risk associated with the investment.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company's directors as at the date of this announcement are:

Li Fenghua	(Chairman, Executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Executive Director)
Wan Mingwu	(Executive Director)
Zhong Xiong	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People's Republic of China 11th May, 2007

“Please also refer to the published version of this announcement in China Daily"